EXHIBIT 99

                          SUMMARY OF CHANGE OF CONTROL
                        PROVISIONS IN CERTAIN STOCK-BASED
                               COMPENSATION PLANS


The Unocal Stock Option Plan, initially adopted in 1997 and subsequently amended, the Union Oil Restricted Stock Plan, adopted in July 2001, and the Unocal Phantom Stock Plan, also adopted in July 2001, each provide stock-based compensation to certain key employees of Unocal Corporation ("Unocal") and certain of its subsidiaries who are not executive officers or directors of Unocal. Each of such plans contains provisions for the acceleration and/or enhancement of the benefits provided in the event of a change of control of Unocal.

         The Unocal Stock Option Plan, as amended (the "Option Plan"), provides for the grant to selected key employees of non-qualified stock options with respect to up to an aggregate of 8,000,000 shares of Unocal Common Stock. No key employee may receive options covering more than 10,000 shares under a single award or more than an aggregate of 40,000 shares under all grants under the Option Plan. At October 31, 2001, options with respect to 4,708,111 Unocal Common Shares were outstanding under the Option Plan with a weighted average exercise price of $32.97 and options could thereafter be granted with respect to up to 3,092,071 additional shares. The Option Plan and the stock option awards under the Option Plan provide that upon the occurrence of a "Change of Control Event", as defined in such awards, the awards shall thereupon become fully vested and the options shall become fully exercisable.

         The Union Oil Restricted Stock Plan (the "Restricted Stock Plan") provides for the grant to selected key employees of not to exceed an aggregate of 400,000 shares of Unocal Common Stock, of which 360,790 shares had been granted at October 31, 2001. The shares granted are credited to an "Incentive Account" for the employee, together with dividend equivalents, but are subject to restrictions for a period of four years from the date of grant except upon a participant's termination of employment due to death, disability, for the convenience of the Company, retirement at age 65, or upon a "Change of Control", as defined in such Restricted Stock Plan, in which event the Incentive Account of a participant becomes fully vested and free of the restrictions.

         The Unocal Phantom Stock Plan (the "Phantom Stock Plan") provides for the grant to selected key employees of not to exceed 150,000 "Incentive Units," each equivalent for bookkeeping purposes to the market value of one outstanding share of Unocal Common Stock, of which 1,819 units had been granted at October 31, 2001. The Incentive Units are credited to an "Incentive Account" for the participant, together with dividend equivalents. The Incentive Account of a participant matures and becomes payable in cash according to a

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schedule established by the terms of the grant document, with a required period of employment subsequent to the date of grant for an Incentive Account to become 100% matured of not less than two years, except that the Incentive Account shall become 100% matured upon the participant's termination of employment due to death, disability, for the convenience of the Company, retirement at age 65, or upon a "Change of Control", as defined in such Phantom Stock Plan.

         In each of the three plans described above, the definition of "Change of Control" is substantially similar to the definition of such term contained in
Section 2(e) of the Company's Long-Term Incentive Plan of 1998, as amended, which definition was filed as Exhibit 99 to the Company's Current Report on Form 8-K, dated December 5, 2000, SEC File No. 1-8483, and is hereby incorporated herein by reference.

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